UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008.
Commission File Number: 001-31221
Total number of pages: 50

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1. Earnings Release for the six months ended September 30, 2008.

2. Materials presented in conjunction with the earnings release dated October 31, 2008 announcing the company’s results for the six months ended September 30, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: October 31, 2008	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Financial Statements	October 31, 2008
For the Six Months Ended September 30, 2008	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Shinya Hasegawa, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 6, 2008
Scheduled date for dividend payment:	November 21, 2008
1.	Consolidated Financial Results for the Six Months Ended September 30, 2008 (April 1, 2008 — September 30, 2008)
(1)	Consolidated Results of Operations
Amounts are rounded off to the nearest 1 million yen.

					(Millions of yen, except per share amount)
					Income before
	Operating Revenues		Operating Income		Income Taxes		Net Income
Six months ended September 30, 2008	2,267,784	—	576,946	—	560,156	—	346,659	—
Six months ended September 30, 2007	2,325,117	(2.4)%	408,496	(21.0)%	410,850	(21.0)%	246,510	(20.4)%

	Basic Earnings	Diluted Earnings
	per Share	per Share
Six months ended September 30, 2008	8,174.69 (yen)	—
Six months ended September 30, 2007	5,692.33 (yen)	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
(2)	Consolidated Financial Position

			(Millions of yen, except per share amount)
			Equity Ratio
			(Ratio of Shareholders’	Shareholders’ Equity
	Total Assets	Shareholders’ Equity	Equity to Total Assets)	per Share
September 30, 2008	6,173,791	4,445,863	72.0%	105,091.00 (yen)
March 31, 2008	6,210,834	4,276,496	68.9%	100,321.46 (yen)
2.	Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
Date of record	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2008	—	2,400.00	—	2,400.00	4,800.00
Year ending March 31, 2009	—	2,400.00	—	—	—
Year ending March 31, 2009 (Forecasts)	—	—	—	2,400.00	4,800.00
Change in forecasts of dividends during the three months ended September 30, 2008: None
3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2009 (April 1, 2008 — March 31, 2009)

					Income before		(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2009	4,597,000	(2.4)%	830,000	2.7%	814,000	1.7%	495,000	0.8%	11,700.78 (yen)
(Percentages above represent changes compared to the corresponding previous year)
Change in earnings forecasts for the fiscal year ending March 31, 2009 during the three months ended September 30, 2008: Yes

4. Others

(1)	Changes in significant consolidated subsidiaries (which resulted in changes in scope of consolidation)	None

(2)	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements	None

(3)	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements

	(i) Changes due to revision of accounting standards and other regulations:	Yes

	(ii) Others:	None

(See more information on page 9.)

(4)	Number of issued shares (common stock)

	(i) Number of issued shares (inclusive of treasury stock):	As of September 30, 2008:	44,870,000 shares
		As of March 31, 2008:	44,870,000 shares

	(ii) Number of treasury stock:	As of September 30, 2008:	2,565,110 shares
		As of March 31, 2008:	2,242,073 shares

	(iii) Number of weighted average common shares outstanding:	For the six months ended September 30, 2008:	42,406,379 shares
		For the six months ended September 30, 2007:	43,305,664 shares
•	Explanation for forecasts of operation and other notes:
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2009, please refer to page 8 and 20.
Consolidated financial statements in this earnings release are unaudited.

Earnings Release for the Six Months Ended September 30, 2008
<< 1. Operating Results >>
1. Business Overview
Competition among network operators in the mobile communications market in Japan, which already entered a mature phase given the high penetration rate, has been fueled by recent price competition and market entry by new competitors such as MVNO*.
In such market environment, we decided to offer new optional packet billing plans called “Pake-hodai double” and “Biz-hodai double”, both of which enable users to utilize data communications with the two-phase flat-rate charges, so that users can enjoy content services more comfortably without worrying about usage fee. We also released new handsets such as “FOMA 706i” series and “Raku-Raku PHONE V”. We strived for further penetration of our new discount programs and new handset sales methods, which we believe are appropriate for the current market conditions.
On July 1, 2008, we reorganized our group structure by integrating eight regional subsidiaries, consolidating the group’s nationwide business operations under a single entity for the purpose of enhancing the speed and effectiveness of our operations. We have also strived to improve our business from our customers’ point of view with the keywords, “Change and Challenge”.
As a result, for the three months ended September 30, 2008, operating revenues were ¥1,097.5 billion, operating income was ¥280.5 billion, income before income taxes was ¥271.7 billion and net income was ¥173.1 billion. For the six months ended September 30, 2008, operating revenues were ¥2,267.8 billion, operating income was ¥576.9 billion, income before income taxes was ¥560.2 billion and net income was ¥346.7 billion.

*	MVNO (Mobile Virtual Network Operator): a service provider who leases its physical wireless communication infrastructure from other network operators to provide wireless services.
Consolidated results of operations for the three months and six months ended September 30, 2008 were as follows:
<Results of operations>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Six months ended	Six months ended
	September 30, 2008	September 30, 2008	September 30, 2007
Operating revenues	¥1,097.5	¥2,267.8	¥2,325.1
Operating expenses	817.1	1,690.8	1,916.6

Operating income	280.5	576.9	408.5
Other income (expense)	(8.7)	(16.8)	2.4

Income before income taxes	271.7	560.2	410.9
Income taxes	101.4	219.4	165.1
Equity in net income of affiliates, net of applicable taxes	2.8	5.9	0.9
Minority interests	0.0	(0.0)	(0.1)

Net income	¥173.1	¥346.7	¥246.5

EBITDA margin*	42.7%	41.4%	33.8%

ROCE*	5.7%	11.9%	8.6%

ROCE after tax effect*	3.4%	7.0%	5.1%

*
EBITDA and EBITDA margin, as we refer to in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 19.

Notes:

1.	Consolidated financial statements as of and for the three months and six months ended September 30, 2008 in this release are unaudited.

2.	Amounts in this release are rounded off.

DOCOMO Earnings Release	Six Months Ended September 30, 2008
<Operating revenues>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Six months ended	Six months ended
	September 30, 2008	September 30, 2008	September 30, 2007
Wireless services	¥971.1	¥1,948.5	¥2,130.3
Cellular services revenues	935.5	1,871.9	2,066.5
- Voice revenues	555.1	1,125.4	1,392.0
Including: FOMA services	482.2	968.9	1,057.9
- Packet communications revenues	380.4	746.5	674.5
Including: FOMA services	363.2	710.9	602.8
PHS services	—	—	7.0
Other revenues	35.6	76.7	56.8
Equipment sales	126.5	319.2	194.8

Total operating revenues	¥1,097.5	¥2,267.8	¥2,325.1

Note:	Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Six months ended	Six months ended
	September 30, 2008	September 30, 2008	September 30, 2007
Personnel expenses	¥63.4	¥126.7	¥123.4
Non-personnel expenses	467.3	1,011.3	1,207.8
Depreciation and amortization	179.9	348.4	364.3
Loss on disposal of property, plant and equipment and intangible assets	12.7	18.7	25.0
Communication network charges	83.5	165.8	176.2
Taxes and public dues	10.3	20.0	19.8

Total operating expenses	¥817.1	¥1,690.8	¥1,916.6

2. Segment information
(1) Mobile phone business
As of September 30, 2008, the number of cellular services subscriptions was 53.94 million (an increase of 0.31 million compared to the number as of June 30, 2008), 86.1% of which was represented by FOMA services subscriptions of 46.44 million. The aggregate number of subscriptions to the new discount programs introduced in August 2007 such as “Fami-wari MAX50” reached approximately 28.5 million while the number of subscriptions to the “Value Plan” reached approximately 13.0 million as of September 30, 2008, respectively. As a result, aggregate ARPU of cellular (FOMA+mova) services decreased to ¥5,860 for the three months ended September 30, 2008 (down 10.5% compared to the same period of the prior year).
The number of handsets sold decreased to 5.32 million units for the three months ended September 30, 2008 (a decrease of 1.24 million units compared to the same period of the prior year). “Value Course”, which was introduced in November 2007, was applied to more than 90% of the aggregate number of handsets sold through our new handset sales methods.
Our cellular churn rate for the three months ended September 30, 2008 improved significantly to 0.52% compared to 0.94% during the same period of the prior year, reflecting the effect of these new discount programs and new handset sales methods.
For the three months ended September 30, 2008, operating revenues and operating income from mobile phone business were ¥1,081.7 billion and ¥286.6 billion, respectively.
For the six months ended September 30, 2008, operating revenues and operating income from mobile phone business were ¥2,236.5 billion and ¥587.6 billion, respectively.

DOCOMO Earnings Release	Six Months Ended September 30, 2008
Number of subscriptions by services, trend of ARPU and other operation data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
	September 30, 2008	June 30, 2008
Cellular services	53,937	53,629
Cellular (FOMA) services	46,444	45,200
Including: i-channel services	16,044	15,823
Including: flat-rate services for unlimited i-mode usage	13,949	13,395
Cellular (mova) services	7,493	8,429
i-mode services	48,069	48,061

Notes:

1.	Number of subscriptions of Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.
Effective March 3, 2008, FOMA services subscription became mandatory for subscription to “2in1”* service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Cellular services subscriptions and Cellular (FOMA) services subscriptions.

3.	Number of subscriptions to flat-rate services for unlimited i-mode usage = “pake-hodai” subscriptions + “pake-hodai full” subscriptions

4.	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset.
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Six months ended	Six months ended
	September 30, 2008	September 30, 2008	September 30, 2007
Cellular services	5,318	10,265	12,798
Cellular (FOMA) services
New FOMA subscription	1,118	2,157	3,032
Change of subscription from mova to FOMA	796	1,632	3,554
FOMA handset upgrade by FOMA subscribers	3,370	6,402	5,914
Cellular (mova) services
New mova subscription	23	45	131
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	12	29	167

Churn Rate	0.52%	0.51%	0.90%
<Trend of ARPU and MOU>

	Yen/Minutes
	Three months ended	Six months ended	Six months ended
	September 30, 2008	September 30, 2008	September 30, 2007
Aggregate ARPU* (FOMA+mova)	¥5,860	¥5,870	¥6,550
Voice ARPU	3,450	3,510	4,390
Packet ARPU	2,410	2,360	2,160
Aggregate ARPU (FOMA)	6,180	6,220	7,320
Voice ARPU	3,500	3,560	4,640
Packet ARPU	2,680	2,660	2,680
Aggregate ARPU (mova)	3,820	3,860	4,530
Voice ARPU	3,120	3,170	3,740
i-mode ARPU	700	690	790

MOU* (FOMA+mova) (minutes)	138	138	140

*	See “Definition and Calculation Methods of ARPU and MOU” on page 18 for details of definitions and calculation methods of ARPU and MOU.
<Results of operations>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Six months ended	Six months ended
	September 30, 2008	September 30, 2008	September 30, 2007
Operating revenues from mobile phone business	¥1,081.7	¥2,236.5	¥2,296.0
Operating income from mobile phone business	286.6	587.6	433.9

DOCOMO Earnings Release	Six Months Ended September 30, 2008
(2) Miscellaneous businesses
Operating revenues from miscellaneous businesses for the three months ended September 30, 2008 were ¥15.8 billion, which represented 1.4% of the total operating revenues. The revenues derived mainly from high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥21.9 billion and ¥6.1 billion, respectively.
Operating revenues, operating expenses and operating loss from miscellaneous businesses for the six months ended September 30, 2008 were ¥31.3 billion, ¥41.9 billion and ¥10.6 billion, respectively.
<Results of operations>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Six months ended	Six months ended
	September 30, 2008	September 30, 2008	September 30, 2007
Operating revenues from miscellaneous businesses	¥15.8	¥31.3	¥29.1
Operating loss from miscellaneous businesses	(6.1)	(10.6)	(25.4)

Note:	For the six months ended September 30, 2007, “PHS business”, which was presented separately in the past, has been reclassified into “miscellaneous businesses”.
3. Trend of capital expenditures
We continued to improve the quality of our FOMA service area and reinforced its network capacity to meet an increase in traffic demand, together with our efforts to make capital expenditure more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures for the three months and six months ended September 30, 2008 were ¥172.7 billion and ¥336.5 billion, respectively.
<Breakdown of capital expenditures>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Six months ended	Six months ended
	September 30, 2008	September 30, 2008	September 30, 2007
Mobile phone business	¥143.0	¥281.6	¥256.9
PHS business	—	—	0.1
Other (including information systems)	29.7	54.9	58.8

Total capital expenditures	¥172.7	¥336.5	¥315.8

DOCOMO Earnings Release	Six Months Ended September 30, 2008
<< 2. Financial Position >>
(1) Financial position

	Billions of yen
	(UNAUDITED)
	September 30, 2008	March 31, 2008
Total assets	¥6,173.8	¥6,210.8
Shareholders’ equity	4,445.9	4,276.5
Liabilities	1,726.3	1,933.1
Interest bearing liabilities	526.4	478.5

Equity ratio (1)	72.0%	68.9%
Debt ratio (2)	10.6%	10.1%

Notes:

(1)	Equity ratio = Shareholders’ equity / Total assets

(2)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)
(2) Cash flow conditions
For the six months ended September 30, 2008, net cash provided by operating activities was ¥408.4 billion, reflecting net payment for income taxes of ¥248.5 billion and an increase in installment receivables for handsets and accounts receivable.
Net cash used in investing activities was ¥423.8 billion. Our expenditures for purchases of property, plant and equipment of ¥302.1 billion, purchases of intangible and other assets of ¥115.2 billion and purchases of non-current investments of ¥46.9 billion which include the acquisitions of equity stake in total were partially offset by proceeds from the redemption of long-term bailment for consumption to a related party of ¥50.0 billion.
Net cash used in financing activities was ¥105.6 billion. We spent ¥51.8 billion for acquisition of treasury stock, ¥28.2 billion for repayment for outstanding long-term debt and ¥102.3 billion for payment for cash dividends while financing ¥79.9 billion through issuance of corporate bonds.
The balance of cash and cash equivalents was ¥523.8 billion as of September 30, 2008.

	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended
	September 30, 2008	September 30, 2007
Net cash provided by operating activities	¥408.4	¥628.4
Net cash used in investing activities	(423.8)	(365.2)
Net cash used in financing activities	(105.6)	(290.0)
Free cash flows (1)	(15.4)	263.2
Free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3) *	(64.6)	168.9

Notes:

(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period

(3)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than 3 months

*	See the reconciliations to the most directly compatible financial measures calculated and presented in accordance with GAAP on page 19.

DOCOMO Earnings Release	Six Months Ended September 30, 2008
<<3. Prospects for the Fiscal Year Ending March 31, 2009 >>
Competition among network operators in the mobile communications market in Japan has become increasingly fierce due to price competition, market entry by new competitors such as MVNO and other factors.
Under these market conditions, we have decided to revise our group’s full-year guidance for the fiscal year ending March 31, 2009 as described in the table below.
The operating revenues forecast has been revised downwards by ¥171.0 billion from the initial guidance to ¥4,597.0 billion, mainly due to a decrease in equipment sales, while offset by the increase in operating revenues reflecting a revision of ARPU.
On the other hand, we projected the decrease in operating expenses mainly due to the decrease in cost of equipment sold, as the number of handsets we expect to be sold has also been revised. Accordingly, our forecast of operating income remains unchanged from the original forecast of ¥830.0 billion.
Against this backdrop, we will strive even harder to reinforce our core business, and at the same time, work to create new revenue sources by offering customized services for each customer and collaborating with partner companies in various fields, as part of our endeavors to cultivate new businesses.

	Billions of yen
	Year ending	Year ending				Year ended
	March 31, 2009	March 31, 2009	Increase			March 31, 2008
	(Original Forecasts)	(Revised Forecasts)	(Decrease)			(Actual Results)
Operating revenues	¥4,768.0	¥4,597.0	¥(171.0)		(3.6)%	¥4,711.8
Operating income	830.0	830.0	—		—	808.3
Income before income taxes	835.0	814.0	(21.0)		(2.5)%	800.7
Net income	503.0	495.0	(8.0)		(1.6)%	491.2
Capital expenditures	719.0	719.0	—		—	758.7
Free cash flows excluding irregular factors and changes in investments for cash management purposes *	80.0	130.0	50.0		62.5%	442.4
EBITDA *	1,626.0	1,655.0	29.0		1.8%	1,639.1
EBITDA margin *	34.1%	36.0%	1.9	point	—	34.8%
ROCE *	17.1%	17.0%	(0.1	)point	—	17.0%
ROCE after tax effect *	10.1%	10.1%	—		—	10.0%

*
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 19.

The financial forecasts for the fiscal year ending March 31, 2009 are based on the forecasts of the following operation data:

	Ten thousand subscriptions/Yen
	March 31, 2009	March 31, 2009	Increase		March 31, 2008
	(Original Forecasts)	(Revised Forecasts)	(Decrease)		(Actual Results)
Cellular services	5,447	5,447	—	—	5,339
Cellular (FOMA) services	4,952	4,919	(33)	(0.7)%	4,395
Cellular (mova) services	495	528	33	6.7%	944
i-mode services	4,865	4,837	(28)	(0.6)%	4,799
Aggregate ARPU (FOMA + mova)	¥5,640	¥5,710	¥70	1.2%	¥6,360
Voice ARPU	3,280	3,360	80	2.4%	4,160
Packet ARPU	2,360	2,350	(10)	(0.4)%	2,200

Note:

1.	Number of i-mode subscriptions includes numbers of cellular (FOMA) and cellular (mova) i-mode subscriptions.

2.	See page 18 for the details of ARPU calculation methods.

DOCOMO Earnings Release	Six Months Ended September 30, 2008
<<4. Other >>
(1)	Changes in significant subsidiaries for the six months ended September 30, 2008 (which resulted in changes in scope of consolidation): None

(2)	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements:
Fair Value Measurements
Effective April 1, 2008, DOCOMO adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The initial adoption of SFAS No. 157 did not have a material impact on DOCOMO’s results of operations and financial position. The disclosure required by SFAS No. 157 was omitted in this earnings release.

DOCOMO Earnings Release	Six Months Ended September 30, 2008
<< 5. Consolidated Financial Statements >>
(1) Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED)
	September 30, 2008	March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥523,834	¥646,905
Short-term investments	2,986	52,208
Accounts receivable	725,157	686,673
Allowance for doubtful accounts	(13,672)	(15,037)
Inventories	185,495	146,584
Deferred tax assets	90,741	108,037
Prepaid expenses and other current assets	172,233	142,410

Total current assets	1,686,774	1,767,780

Property, plant and equipment:
Wireless telecommunications equipment	5,433,644	5,346,486
Buildings and structures	803,755	797,904
Tools, furniture and fixtures	538,139	536,718
Land	199,067	198,958
Construction in progress	125,604	128,042
Accumulated depreciation and amortization	(4,282,160)	(4,173,501)

Total property, plant and equipment, net	2,818,049	2,834,607

Non-current investments and other assets:
Investments in affiliates	371,134	349,488
Marketable securities and other investments	160,380	187,361
Intangible assets, net	545,886	555,259
Goodwill	157,821	158,889
Other assets	269,331	234,047
Deferred tax assets	164,416	123,403

Total non-current investments and other assets	1,668,968	1,608,447

Total assets	¥6,173,791	¥6,210,834

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥64,200	¥75,662
Short-term borrowings	—	1,712
Accounts payable, trade	457,873	717,453
Accrued payroll	51,988	53,538
Accrued interest	1,099	710
Accrued income taxes	194,944	203,645
Other current liabilities	160,831	181,595

Total current liabilities	930,935	1,234,315

Long-term liabilities:
Long-term debt (exclusive of current portion)	462,182	401,090
Liability for employees’ retirement benefits	121,510	116,888
Other long-term liabilities	211,701	180,757

Total long-term liabilities	795,393	698,735

Total liabilities	1,726,328	1,933,050

Minority interests	1,600	1,288

Shareholders’ equity:
Common stock	949,680	949,680
Additional paid-in capital	948,571	948,571
Retained earnings	3,038,166	2,793,814
Accumulated other comprehensive income (loss)	(22,727)	410
Treasury stock, at cost	(467,827)	(415,979)

Total shareholders’ equity	4,445,863	4,276,496

Total liabilities, minority interests and shareholders’ equity	¥6,173,791	¥6,210,834

DOCOMO Earnings Release	Six Months Ended September 30, 2008
(2) Consolidated Statement of Income and Comprehensive Income

Millions of yen
(UNAUDITED)
Six months ended
September 30, 2008
Operating revenues:
Wireless services	¥1,948,540
Equipment sales	319,244
Total operating revenues	2,267,784

Operating expenses:
Cost of services (exclusive of items shown separately below)	413,731
Cost of equipment sold (exclusive of items shown separately below)	408,027
Depreciation and amortization	348,387
Selling, general and administrative	520,693
Total operating expenses	1,690,838

Operating income	576,946

Other income (expense):
Interest expense	(2,398)
Interest income	1,045
Other, net	(15,437)
Total other income (expense)	(16,790)

Income before income taxes	560,156

Income taxes:
Current	233,831
Deferred	(14,434)
Total income taxes	219,397
Equity in net income of affiliates, net of applicable taxes	5,921
Minority interests	(21)

Net income	¥346,659

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(5,946)
Net revaluation of financial instruments, net of applicable taxes	(159)
Foreign currency translation adjustment, net of applicable taxes	(16,670)
Pension liability adjustment, net of applicable taxes	(362)

Comprehensive income	¥323,522

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,406,379

Basic and diluted earnings per share (yen)	¥8,174.69

DOCOMO Earnings Release	Six Months Ended September 30, 2008

Millions of yen
(UNAUDITED)
Three months ended
September 30, 2008
Operating revenues:
Wireless services	¥971,077
Equipment sales	126,461
Total operating revenues	1,097,538

Operating expenses:
Cost of services (exclusive of items shown separately below)	210,117
Cost of equipment sold (exclusive of items shown separately below)	165,979
Depreciation and amortization	179,907
Selling, general and administrative	261,078
Total operating expenses	817,081

Operating income	280,457

Other income (expense):
Interest expense	(1,258)
Interest income	479
Other, net	(7,941)
Total other income (expense)	(8,720)

Income before income taxes	271,737

Income taxes:
Current	131,300
Deferred	(29,902)
Total income taxes	101,398
Equity in net income of affiliates, net of applicable taxes	2,797
Minority interests	13

Net income	¥173,149

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(4,996)
Net revaluation of financial instruments, net of applicable taxes	(141)
Foreign currency translation adjustment, net of applicable taxes	1,852
Pension liability adjustment, net of applicable taxes	(112)

Comprehensive income	¥169,752

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,309,587

Basic and diluted earnings per share (yen)	¥4,092.43

DOCOMO Earnings Release	Six Months Ended September 30, 2008
(3) Consolidated Statement of Cash Flows

Millions of yen
(UNAUDITED)
Six months ended
September 30, 2008
Cash flows from operating activities:
Net income	¥346,659
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	348,387
Deferred taxes	(10,898)
Loss on sale or disposal of property, plant and equipment	12,846
Other than temporary impairment of marketable securities and other investments	19,855
Equity in net income of affiliates	(9,940)
Minority interests	21
Changes in assets and liabilities:
(Increase) in accounts receivable	(38,453)
(Decrease) in allowance for doubtful accounts	(1,369)
(Increase) in inventories	(38,833)
(Increase) in prepaid expenses and other current assets	(19,259)
(Increase) in installment receivables for handsets (non-current)	(40,010)
(Decrease) in accounts payable, trade	(184,322)
(Decrease) in accrued income taxes	(8,701)
(Decrease) in other current liabilities	(21,153)
Increase in liability for employees’ retirement benefits	4,622
Increase in other long-term liabilities	32,445
Other, net	16,474

Net cash provided by operating activities	408,371

Cash flows from investing activities:
Purchases of property, plant and equipment	(302,124)
Purchases of intangible and other assets	(115,158)
Purchases of non-current investments	(46,913)
Proceeds from sale of non-current investments	550
Purchases of short-term investments	(3,334)
Redemption of short-term investments	2,494
Proceeds from redemption of long-term bailment for consumption to a related party	50,000
Other, net	(9,287)

Net cash used in investing activities	(423,772)

Cash flows from financing activities:
Proceeds from long-term debt	79,944
Repayment of long-term debt	(28,241)
Proceeds from short-term borrowings	200
Repayment of short-term borrowings	(1,958)
Principal payments under capital lease obligations	(1,385)
Payments to acquire treasury stock	(51,848)
Dividends paid	(102,307)
Other, net	(4)

Net cash used in financing activities	(105,599)

Effect of exchange rate changes on cash and cash equivalents	(2,071)

Net (decrease) in cash and cash equivalents	(123,071)
Cash and cash equivalents at beginning of period	646,905

Cash and cash equivalents at end of period	¥523,834

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥17,786
Cash paid during the period for:
Interest, net of amount capitalized	2,008
Income taxes	266,295

DOCOMO Earnings Release	Six Months Ended September 30, 2008
(4) Going Concern Assumption
None
(5) Segment Reporting
Segment information for the three months and six months ended September 30, 2008 was as follows:

Three months ended	Millions of yen
September 30, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,081,720	¥15,818	¥1,097,538
Operating expenses	795,162	21,919	817,081

Operating income (loss)	¥286,558	¥(6,101)	¥280,457

Six months ended	Millions of yen
September 30, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,236,491	¥31,293	¥2,267,784
Operating expenses	1,648,917	41,921	1,690,838

Operating income (loss)	¥587,574	¥(10,628)	¥576,946

PHS services were terminated on January 7, 2008.
DOCOMO does not disclose geographical segments since the amounts of operating revenues generated outside Japan are immaterial.
(6) Significant Changes in Shareholders’ Equity
None

DOCOMO Earnings Release	Six Months Ended September 30, 2008
(Reference)
1. Consolidated Statement of Income and Comprehensive Income

Millions of yen
(UNAUDITED)
Six months ended
September 30, 2007
Operating revenues:
Wireless services	¥2,130,305
Equipment sales	194,812
Total operating revenues	2,325,117

Operating expenses:
Cost of services (exclusive of items shown separately below)	382,307
Cost of equipment sold (exclusive of items shown separately below)	569,455
Depreciation and amortization	364,338
Selling, general and administrative	600,521
Total operating expenses	1,916,621

Operating income	408,496

Other income (expense):
Interest expense	(3,068)
Interest income	986
Other, net	4,436
Total other income (expense)	2,354

Income before income taxes	410,850

Income taxes	165,145
Equity in net income of affiliates, net of applicable taxes	874
Minority interests	(69)

Net income	¥246,510

Other comprehensive income (loss):
Unrealized holding gains on available-for-sale securities, net of applicable taxes	3,089
Net revaluation of financial instruments, net of applicable taxes	17
Foreign currency translation adjustment, net of applicable taxes	2,310
Pension liability adjustment, net of applicable taxes	(366)

Comprehensive income	¥251,560

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	43,305,664

Basic and diluted earnings per share (yen)	¥5,692.33

DOCOMO Earnings Release	Six Months Ended September 30, 2008
(Reference)
2. Consolidated Statement of Cash Flows

Millions of yen
(UNAUDITED)
Six months ended
September 30, 2007
I Cash flows from operating activities:
1. Net income	¥246,510
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	364,338
(2) Deferred taxes	(6,976)
(3) Loss on sale or disposal of property, plant and equipment	13,769
(4) Equity in net income of affiliates	(1,317)
(5) Minority interests	69
(6) Changes in assets and liabilities:
Decrease in accounts receivable	80,315
Increase in allowance for doubtful accounts	546
(Increase) in inventories	(12,365)
Decrease in prepaid expenses and other current assets	12,421
(Decrease) in accounts payable, trade	(169,702)
Increase in accrued income taxes	75,376
(Decrease) in other current liabilities	(3,368)
Increase in liability for employees’ retirement benefits	3,940
Increase in other long-term liabilities	15,482
Other, net	9,398

Net cash provided by operating activities	628,436

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(271,513)
2. Purchases of intangible and other assets	(120,677)
3. Purchases of non-current investments	(70,280)
4. Proceeds from sale and redemption of non-current investments	50,454
5. Purchases of short-term investments	(4,065)
6. Redemption of short-term investments	1,360
7. Proceeds from redemption of long-term bailment for consumption to a related party	50,000
8. Other, net	(499)

Net cash used in investing activities	(365,220)

III Cash flows from financing activities:
1. Repayment of long-term debt	(98,200)
2. Proceeds from short-term borrowings	4,669
3. Repayment of short-term borrowings	(4,667)
4. Principal payments under capital lease obligations	(1,607)
5. Payments to acquire treasury stock	(102,997)
6. Dividends paid	(87,187)
7. Other, net	(2)

Net cash used in financing activities	(289,991)

IV Effect of exchange rate changes on cash and cash equivalents	1,220

V Net (decrease) in cash and cash equivalents	(25,555)
VI Cash and cash equivalents at beginning of period	343,062

VII Cash and cash equivalents at end of period	¥317,507

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥20,344
Cash paid during the period for:
Interest, net of amount capitalized	2,965
Income taxes	97,335
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,566

(APPENDIX 1)
Operation Data for 2nd Quarter of Fiscal Year Ending March 31, 2009

			Fiscal Year	Fiscal Year	Fiscal Year	[Ref.]
		[Ref.]	Ending Mar. 2009	Ending Mar. 2009	Ending Mar. 2009	Fiscal Year
		Fiscal Year	Six Months	First Quarter	Second Quarter	Ending Mar. 31, 2009
		Ended Mar. 31, 2008	(Apr.-Sep. 2008)	(Apr.-Jun. 2008)	(Jul.-Sep. 2008)	Full-year Forecast
		Full-year Results	Results	Results	Results	(Revised)
Cellular
Subscriptions	thousands	53,388	53,937	53,629	53,937	54,470
FOMA (1)	thousands	43,949	46,444	45,200	46,444	49,190
mova	thousands	9,438	7,493	8,429	7,493	5,280
Market share (2)(3)%		52.0	51.5	51.7	51.5	—
Net increase from previous period	thousands	767	549	241	308	1,080
FOMA (1) (3)	thousands	8,420	2,495	1,251	1,244	5,240
mova (3)	thousands	(7,653)	(1,946)	(1,010)	(936)	(4,160)
Churn Rate (3)%		0.80	0.51	0.51	0.52	—
Number of handsets (FOMA+mova) sold (4)	thousands	25,739	10,265	4,946	5,318	—
Aggregate ARPU (FOMA+mova) (5)	yen/month/contract	6,360	5,870	5,890	5,860	5,710
Voice ARPU (6)	yen/month/contract	4,160	3,510	3,560	3,450	3,360
Packet ARPU	yen/month/contract	2,200	2,360	2,330	2,410	2,350
i-mode ARPU	yen/month/contract	2,170	2,330	2,290	2,360	2,310
ARPU generated from international services (7)	yen/month/contract	70	80	80	90	90
ARPU generated purely from i-mode (FOMA+mova) (5)	yen/month/contract	2,350	2,530	2,480	2,570	2,510
Aggregate ARPU (FOMA) (5)	yen/month/contract	6,990	6,220	6,260	6,180	5,990
Voice ARPU (6)	yen/month/contract	4,340	3,560	3,630	3,500	3,400
Packet ARPU	yen/month/contract	2,650	2,660	2,630	2,680	2,590
i-mode ARPU	yen/month/contract	2,610	2,610	2,590	2,630	2,550
ARPU generated from international services (7)	yen/month/contract	90	100	90	100	100
ARPU generated purely from i-mode (FOMA) (5)	yen/month/contract	2,720	2,760	2,730	2,790	2,710
Aggregate ARPU (mova ) (5)	yen/month/contract	4,340	3,860	3,890	3,820	3,760
Voice ARPU (6)	yen/month/contract	3,590	3,170	3,220	3,120	3,100
i-mode ARPU	yen/month/contract	750	690	670	700	660
ARPU generated from international services (7)	yen/month/contract	10	10	10	10	10
ARPU generated purely from i-mode (mova) (5)	yen/month/contract	930	890	860	910	870
MOU (FOMA+mova) (5)	minute/month/contract	138	138	137	138	—
MOU (FOMA) (5)	minute/month/contract	156	150	150	150	—
MOU (mova) (5)	minute/month/contract	82	67	69	65	—
2in1 Subscriptions (8)	thousands	240	454	304	454	—
Communication Module Service Subscriptions (9)	thousands	1,433	1,509	1,466	1,509	1,540
FOMA Ubiquitous plan (10)	thousands	698	785	741	785	—
DoPa Single Service (11)	thousands	735	723	726	723	—
Prepaid Subscriptions (11)	thousands	40	39	40	39	—
i-mode
Subscriptions	thousands	47,993	48,069	48,061	48,069	48,370
FOMA	thousands	41,213	42,911	42,118	42,911	45,000
i-mode Subscription Rate (3)%		89.9	89.1	89.6	89.1	88.8
Net increase from previous period	thousands	419	76	68	8	380
i-mode Flat-rate Packet Communication Plan Subscriptions (12)	thousands	12,744	13,949	13,395	13,949	—
i-channel Subscriptions	thousands	15,649	16,044	15,823	16,044	—
Others
DCMX Subscriptions (13)	thousands	5,640	7,350	6,440	7,350	9,000

*
Please refer to the attached sheet (P.18) for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions used in calculating ARPU, MOU and Churn Rate.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association.

(3)	Data are calculated including Communication Module Services subscriptions.

(4)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova.

(5)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(6)	Inclusive of circuit-switched data communications.

(7)	Inclusive of Voice Communications and Packet Communications.

(8)	Inclusive of users who applied for 2in1 after March 3, 2008.

(9)	Included in total cellular subscriptions.

(10)	Included in FOMA subscriptions.

(11)	Included in mova subscriptions.

(12)	Sum of “pake-hodai” subscriptions and “pake-hodai full” subscriptions.

(13)	Inclusive of DCMX mini subscriptions.

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1.	Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1] :

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Usage): Average monthly communication time per subscription.
2.	ARPU Calculation Methods
i)	ARPU (FOMA + mova)
• Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
• Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA+mova)
• Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges)+ i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active cellular phone subscriptions (FOMA+mova)
• i-mode ARPU (FOMA+mova) 2: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA+mova)
• ARPU generated purely from i-mode (FOMA+mova) 3: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA+mova)
ii)	ARPU (FOMA)
• Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)
• Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA)
• Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)
• i-mode ARPU (FOMA) 2: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)
• ARPU generated purely from i-mode (FOMA) 3: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA)
iii)	ARPU (mova)
• Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)
• Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (mova)
• i-mode ARPU (mova) 2: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (mova)
• ARPU generated purely from i-mode (mova) 3: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (mova)
3.	Active Subscriptions Calculation Methods

No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:

No. of active subscriptions for each month:

(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

No. of active subscriptions for full-year results/forecasts:

Sum of No. of active subscriptions for each month from April to March

1	Communication Module service subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
The reconciliations for the year ending March 31, 2009 (forecasts) are provided to the extent available without unreasonable efforts.
1. EBITDA and EBITDA margin

	Billions of yen
	Year ending
	March 31, 2009	Year ended	Three months ended	Six months ended	Six months ended
	(Revised Forecasts)	March 31, 2008	September 30, 2008	September 30, 2008	September 30, 2007
a. EBITDA	¥1,655.0	¥1,639.1	¥468.5	¥938.2	¥786.6

Depreciation and amortization	(782.0)	(776.4)	(179.9)	(348.4)	(364.3)
Loss on sale or disposal of property, plant and equipment	(43.0)	(54.4)	(8.1)	(12.8)	(13.8)

Operating income	830.0	808.3	280.5	576.9	408.5

Other income (expense)	(16.0)	(7.6)	(8.7)	(16.8)	2.4
Income taxes	(328.0)	(323.0)	(101.4)	(219.4)	(165.1)
Equity in net income of affiliates	9.0	13.6	2.8	5.9	0.9
Minority interests	—	(0.1)	0.0	(0.0)	(0.1)

b. Net income	495.0	491.2	173.1	346.7	246.5

c. Total operating revenues	4,597.0	4,711.8	1,097.5	2,267.8	2,325.1

EBITDA margin (=a/c)	36.0%	34.8%	42.7%	41.4%	33.8%
Net income margin (=b/c)	10.8%	10.4%	15.8%	15.3%	10.6%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE after tax effect

	Billions of yen
	Year ending
	March 31, 2009	Year ended	Three months ended	Six months ended	Six months ended
	(Revised Forecasts)	March 31, 2008	September 30, 2008	September 30, 2008	September 30, 2007
a. Operating income	¥830.0	¥808.3	¥280.5	¥576.9	¥408.5
b. Operating income after tax effect {=a*(1-effective tax rate)} (effective tax rate:40.9%)	490.5	477.7	165.8	341.0	241.4
c. Capital employed	4,873.0	4,759.6	4,888.0	4,863.6	4,745.5

ROCE before tax effect (=a/c)	17.0%	17.0%	5.7%	11.9%	8.6%
ROCE after tax effect (=b/c)	10.1%	10.0%	3.4%	7.0%	5.1%

Notes:	Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
3. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Year ending		(Reference)
	March 31, 2009	Year ended	Three months ended	Six months ended	Six months ended
	(Revised Forecasts)	March 31, 2008	September 30, 2008	September 30, 2008	September 30, 2007
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥130.0	¥442.4	¥41.0	¥(64.6)	¥168.9

Irregular factors (1)	—	210.0	—	—	(3.0)
Changes in investments for cash management purposes (2)	—	148.9	(1.3)	49.2	97.3

Free cash flows	130.0	801.3	39.8	(15.4)	263.2

Net cash used in investing activities	(771.0)	(758.8)	(233.3)	(423.8)	(365.2)
Net cash provided by operating activities	901.0	1,560.1	273.1	408.4	628.4

Note:

(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

Irregular factors during the six months ended September 30, 2007 was the net effect of bank closures as of March 31, 2007 and September 30, 2007.

(2)
Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the six months ended September 30, 2008 and 2007 and the year ended March 31, 2008 includes changes in investments for cash management purposes. However, the effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2009 due to the difficulties in forecasting such effect.

Special Note Regarding Forward-Looking Statements
This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.
As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors could limit our acquisition of new subscribers, retention of existing subscribers, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

3.
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors may adversely affect our credibility or corporate image.

10.
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

NTT DOCOMO, INC. RESULTS FOR THE SIX MONTHS OF THE FISCAL YEAR ENDING MAR. 31, 2009 October 31, 2008 Copyright (C) 2008 NTT DOCOMO, INC. All rights reserved.^^^^

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, Uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward- looking statement. Potential risks and uncertainties include, without limitation, the following: As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors could limit our acquisition of new subscribers retention of existing subscribers, or may lead to diminishing in ARPU or an increase in our costs and expenses. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors may adversely affect our credibility or corporate image. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility or corporate image. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders. Forward-Looking Statements

SLIDE No. 2

FY2008/1H (1Q+2Q cumulative) Results Highlights

■ FY2008/1H (1Q+2Q cumulative) Results

Operating income: ¥576.9 billion (Up 41.2% year-on-year)

(Progress to full-year forecast: 69.5%)

【Major factors】

New business model	New discount services*:	Subscription rate** topped 50% as of Sept. 30, 2008	▶	Maintained churn rate low at 0.51% (FY08/1H)
	New handset purchase method:	"Value Course" selection rate*** remains high at over 90%		
Total number of handsets sold:		10.26 million units (down 2.53 million or 19.8% year-on-year)	▶	Reduced distributor commissions

■ FY2008 Full-year forecast (revised)

Operating income: ¥830 billion yen (±0 yen from initial forecast)

【Major factors】

Full-year handset sales (revised forecast) :	Down approx. 15% from initial forecast	▶	Operating income ¥830 billion
Upward revision of cellular ARPU :	Up ¥70 from initial forecast		
mova-related expenses			

*"Fami-wari MAX 50", "Hitoridemo Discount", "Office-wari MAX 50"
**New discount services subscription rate= Total no. of new discount services subscribers/ Total no. of cellular subscriptions
***Percentage of users who chose "Value Course" among total users who purchased a handset using new purchase methods

RESULTS FOR 2Q OF FY2008 2 / 25

SLIDE No. 3

FY2008/1H (1Q+2Q cumulative) Financial Results (1)

US GAAP

	2007/4-9 (1H) (1)	2008/4-9 (1H) (2)	Changes (1) → (2)	2009/3 (Full-year forecast) (3) Revised	Progress to forecast (2) /(3)
Operating Revenues (Billions of yen)	2,325.1	2,267.8	-2.5%	4,597.0	49.3%
Cellular Services Revenues (Billions of yen)	2,066.5	1,871.9	-9.4%	3,649.0	51.3%
Operating Expenses (Billions of yen)	1,916.6	1,690.8	-11.8%	3,767.0	44.9%
Operating Income (Billions of yen)	408.5	576.9	+41.2%	830.0	69.5%
Income Before Income Taxes (Billions of yen)	410.9	560.2	+36.3%	814.0	68.8%
Net Income (Billions of yen)	246.5	346.7	+40.6%	495.0	70.0%
EBITDA Margin (%) *	33.8	41.4	+7.6 points	36.0	-
Adjusted Free Cash Flow (Billions of yen) *	168.9	-64.6	-	130.0	-

◆Consolidated financial statements in this document are unaudited.

◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.

* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 25 and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR 2Q OF FY2008 3 / 25

New Business Model ^ "Value Plan" subscriptions & "Value Course" selection rate** 07/11 12 08/1 2 3 4 5 6 7 8 9 ^^^ 0.27 1.59 2.45 3.6 5.29 6.39 7.33 8.89 10.3 11.72 12.96 ?^^ 0.932 0.94 0.953 0.973 0.978 0.973 0.97 0.963 0.929 0.926 0.914 **Percentage of users who chose Value Course among total users who purchased a handset using new purchase methods :"Value Course" selection rate (right axis) :No. of "Value Plan" subs (left axis) (Million subs) Maintained at over 90% (Selection rate) 07/9 07/12 08/3 08/6 08/9 09/3(Revised forecast) ^^ 11.22 17.56 22.09 25.86 28.46 0 32.26 ^^ 4173 3559 3130 2777 2548 0 2300 ^^^ 0.21 0.33 0.41 0.48 0.53 0.59 ^^^^ ^ No. of subscriptions (Million subs) (Subscription rate) * "Fami-wari MAX 50", "Hitoridemo Discount", "Office-wari MAX 50" Subscription rate topped 50% New Discount Services* New Purchase Methods :Subscription rate (right axis) :No. of subs (left axis)

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/3(?^) 09/3(?^^^) (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,170 2,320 Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 4090 2200 2360 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 70 90 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 2200 4160 3280 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 9.5 7.3 6,530 6,900* 6,720 6,670 6,560 6,550 6,290 6,050 1,970 1,980 2,010 2,080 2,120 2,210 2,200 2,270 2,330 5,890 Full-year aggregate ARPU: ?6, 700 (Down 3.0% year-on-year) Full-year aggregate ARPU: ?6,360 (Down 5.1% year-on-year) *The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring revenues for the portion of "Nikagetsu Kurikoshi" (two month carry over) allowances that are projected to expire, which are estimated as follows: ^^FY2006/1Q (actual): 200 yen ^^FY2006/full-year (actual): 50 yen ^International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations as of the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues. ^For an explanation of ARPU, please see Slide 24 of this document, "Definition and Calculation Methods of MOU and ARPU". (yen) ^ Aggregate ARPU for FY2008/2Q was 5,860 yen (down 10.5% year-on-year) Packet ARPU was 2,410 yen (up 9.0% year-on-year) Cellular (FOMA+mova) ARPU 5,860 2,410

^ Churn rate for FY2008/1H was 0.51% 03/4-6(1Q) 7-9(2Q) 10-12(3Q) 04/1-3(4Q) 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q ?^^ 1.17 1.19 1.11 1.36 1.06 1.08 0.95 0.96 0.8 0.81 0.72 0.75 0.64 0.6 0.93 0.97 0.85 0.94 0.74 0.68 0.51 0.52 0.94% 0.60% FY08/1H churn rate: 0.51% Churn Rate FY2006 FY2007 FY2008 ^ Cellular (FOMA+mova) Churn Rate (%) New handset purchase method (Nov. 07) New discount services (Aug. 07) Full-year churn rate: 0.78% Full-year churn rate: 0.80% 0.52% 0.51%

^^ ^^ 1H 2H 1H 2H 1H ^^ 2144 2431 22.05 27.84 25.41 26.14 ^^^ 1190 1312 11.82 14.22 12.8 12.94 10.27 (million units) : Total handsets sold (DOCOMO + au +SOFTBANK) : Total handsets sold (DOCOMO) FY2006 FY2007 ^Calculated based on financial results materials of each company ^Handsets sold by TU-KA and EMOBILE are not included. FY2008 Total Handset Sales/Market Share of Gross Handset Sales (Estimate) ^ Total no. of handsets sold in FY2008/1H: 10.26 million units (Down 19.8% year-on-year) ^ Total handset sales for FY08 (full-year) projected to decline by approx. 15% year-on-year Down 19.8% 54% 50% 51% 50%

SLIDE No. 8

FY2008/1H (1Q+2Q cumulative) Financial Results (2)

■ Principal factors behind YOY operating income growth


Growth in packet ARPU
Lower churn rate
Decline in voice ARPU
Reduced distributor commissions, etc.
due to expanded uptake of new business models
Decrease in total equipment sales cost:
Down ¥227.8 billion
Increase in other operating expenses:
Up ¥2.0 billion
Incl.) Cost of equipment sold:
Down ¥161.4 billion
Incl.) Distributor commissions:
Down ¥66.4 billion
Operating income:
¥576.9 billion
Up ¥168.5 billion
(41.2% Year-on-year)
Decrease in cellular services revenues:
Down ¥194.7 billion
Increase in equipment sales revenues:
Up ¥124.4 billion
Increase in other revenues:
Up 12.9 billion
Operating income:
¥408.5 billion
Operating revenues:
Down ¥57.3 billion
Operating expenses
Down ¥225.8 billion
FY2007/1H
FY2008/1H

RESULTS FOR 2Q OF FY2008 8 / 25

SLIDE No. 9

Revised FY2008 Full-Year Forecasts

(billions of yen)	2009/3 (full year) initial forecast (1) (Announced 2008/4/25)	2009/3(full year) Revised forecast (2)	Changes (1) →(2)
Operating revenues	4,768	4,597	-171
Cellular services revenues	3,605	3,649	+44
Operating expenses	3,938	3,767	-171
Operating income	830	830	±0
Capital expenditures	719	719	±0

■ Operating revenues (Down ¥171 billion compared to initial forecast)

- Cellular services revenues forecast was revised upwards (up ¥44 billion) after reviewing projected full-year cellular ARPU, etc.
- Equipment sales revenues forecast was revised downwards (down ¥197 billion) after reviewing full-year handset sales forecast, etc.

■ Operating expenses (Down ¥171 billion compared to initial forecast)

- Made downward revisions to projected cost of equipment sold (down ¥194 billion) and distributor commissions (down ¥5 billion), after reviewing full-year handset sales forecast, etc.

RESULTS FOR 2Q OF FY2008 9 / 25

SLIDE No. 10

Revised FY2008 Full-Year Forecasts (Highlights)

■ Factors behind changes in operating income(from initial forecast)


Increase in cellular services revenues:
Up ¥44 billion
Decrease in other revenues:
Down ¥18 billion
Decrease in equipment sales revenues:
Down ¥197 billion
Decrease in distributor commissions:
Down ¥5 billion
Increase in depreciation/ amortization :
Up ¥31 billion
Decrease in other expenses:
Down ¥3 billion
Decrease in cost of equipment sold:
Down ¥194 billion
Cellular ARPU
Initial forecast: ¥5,640
Revised forecast: ¥5,710
(Up ¥70)
Operating income:
¥830 billion
Operating income:
¥830 billion
Operating revenues:
Down ¥171 billion
Operating expenses:
Down ¥171 billion
Initial full-year forecast
(Announced 4/25/2008)
Revised full-year forecast
(Announced 10/31/2008)

RESULTS FOR 2Q OF FY2008 10 / 25

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2008 NTT DOCOMO, INC. All rights reserved.^^^^

US GAAP 2007/4-9(1H) 2008/4-9(1H) 2009/3(full year forecast) 2009/3(full year forecast) Cellular services revenues (voice, packet) 2066.5 1871.9 3649 3605 PHS revenues 7 - - - Other revenues 56.8 76.7 180 198 Equipment sales revenues 194.8 319.2 768 965 2,325.1 2,267.8 4,597.0 -2.5% 4,768.0 Operating Revenues (Billions of yen) (Billions of yen) (Announced 4/25/2008) (Announced 10/31/2008) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)".

US GAAP 2007/4-9(1H) 2008/4-9(1H) 2009/3(full year forecast) 2009/3(full year forecast) (Incl.) Other non-personnel expenses 362.3 371.3 833.0 867.0 (Incl.)Revenue-linked expenses* 845.5 640.0 1,472.0 1,640.0 Non-personnel expenses 1207.8 1011.3 2305 2507 Communication network charges 176.2 165.8 327 327 Loss on disposal of property, plant and equipment and intangible assets 25 18.7 62 63 Depreciation and amortization 364.3 348.4 782 751 Taxes and public duties 19.8 20 39 40 Personnel expenses 123.4 126.7 252 250 1,916.6 1,690.8 3,767.0 -11.8% 3,938.0 *Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of DoCoMo Point service (Announced 4/25/2008) (Announced 10/31/2008) Operating Expenses (Billions of yen) (Billions of yen)

2007/4-9(1H) 2008/4-9(1H) 2009/3(Full year forecast) 2009/3(full year forecast) Mobile phone business (Other) 36.6 42.3 87 86 Mobile phone business (mova) 5.6 4.1 10 8 Mobile phone business (FOMA) 214.7 235.2 481 472 PHS business 0.1 - - - Other (information systems, etc.) 58.8 54.9 141 153 315.8 336.5 719.0 +6.5% 719.0 Capital Expenditures (Billions of yen) (Billions of yen) (Announced 4/25/2008) (Announced 10/31/2008)

SLIDE No. 16

Operational Results and Forecasts

				2007/4-9 (1H) (1)	2008/4-9 (1H) (2)	Changes (1)→(2)	2009/3 (Full year forecast) Announced 10/31/2008
Cellular Phone	No. of Subscriptions (1,000)*			52,942	53,937	+1.9%	54,470
		mova		12,899	7,493	-41.9%	5,280
		FOMA		40,043	46,444	+16.0%	49,190
		i-mode		47,759	48,069	+0.6%	48,370
		Communication Module Service		1,247	1,509	+21.0%	1,540
	Market share (%)			53.3	51.5	-1.8 points	-
	Handsets sold (1,000) (including handsets sold without involving sales by DOCOMO)	Total handsets sold		12,798	10,265	-19.8%	-
		mova	New	131	45	-65.5%	-
			Replacement	167	29	-82.7%	-
		FOMA	New	3,032	2,157	-28.9%	-
			Migration from mova	3,554	1,632	-54.1%	-
			Other**	5,914	6,402	+8.2%	-
	Churn rate (%)			0.90	0.51	-0.39 points	-
ARPU (FOMA+mova) (yen)***				6,550	5,870	-10.4%	5,710
MOU (FOMA+mova) (minutes)***				140	138	-1.4%	-

*Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscriptions with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)

**Other includes purchases of additional handsets by existing FOMA subscribers.

***For an explanation of MOU and ARPU, please see Slide 24 of this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR 2Q OF FY2008 16 / 25

SLIDE No. 17

FY2008/2Q Financial Results

US GAAP

	2007/7-9 (2Q) (1)	2008/7-9 (2Q) (2)	Changes (1) →(2)
Operating Revenues (Billions of yen)	1,142.3	1,097.5	-44.7
Cellular Services Revenues (Billions of yen)	1,033.8	935.5	-98.4
Operating Expenses (Billions of yen)	937.6	817.1	-120.6
Operating Income (Billions of yen)	204.6	280.5	+75.8
Income Before Income Taxes (Billions of yen)	205.4	271.7	+66.4
Net Income (Billions of yen)	123.7	173.1	+49.4
EBITDA Margin (%) *	35.0	42.7	+7.7 points
Adjusted Free Cash Flow (Billions of yen) **	119.7	41.0	-78.7

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 25 and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR 2Q OF FY2008 17 / 25

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) Softbank -7 2 12 6 3 7 17 23 39.76 47.89 47.1 44.22 56.88 44 KDDI 51 52 44 46 48 47 73 54 38.95 39.73 28.35 35.65 -3.7 12.4 DoCoMo 56 45 44 48 49 46 10 23 16.78 7.51 17.53 10.78 26.09 26 EMOBILE 4.5 4.86 7.02 9.35 20.74 17.6 KDDI 51 52 44 46 48 47 73 54 41 Softbank -7 2 12 6 3 7 17 23 42 SoftBank au EMOBILE 26.0% DOCOMO ^Source of data used in calculation: Telecommunications Carriers Association (TCA) FY2006 FY2007 FY2008 Market Share of Net Additions ^ DOCOMO's market share of net additions in FY2008/2Q was 26.0% FY06 full-year net adds share : 30.0% FY07 full-year net adds share : 12.8% (%) FY08/1H :^26.0%

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 09/3(Forecast) FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 29.09 32.11 35.529 37.854 40.0426 42.0775 43.95 45.199 46.44 0 49.18 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 23.005 20.1 17.092 14.991 12.8991 11.073 9.4384 8.428 7.49 0 5.28 mova 54.47 49.19 (90.3%) 46.44 (86.1%) 53.94 52.94 40.04 (75.6%) 29.10 mova 52.10 Subscriber Migration to FOMA ^Inclusive of Communication Module Service subscribers ^ FOMA subscribers grew to 46.44 million (86.1% of DOCOMO's total subs) Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions (Million subscribers)

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) MOU(Left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 Year-on-year changes in MOU (Right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 Cellular (FOMA+mova) MOU ^ MOU for FY2008/2Q was 138 minutes (down 1.4% year-on-year) (%) (minutes) Full-year MOU: 144 minutes (Down 3.4% year-on-year) Full-year MOU: 138 minutes (Down 4.2% year-on-year) ^For an explanation of MOU, please see Slide 24 of this document, "Definition and Calculation Methods of MOU and ARPU".

Flat-Rate Subscriptions 05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 09/3(^^) ^^^^^^ 267.6689 327.0285 388.2829 444.9122 559.0038 691.949 7.82 8.56 9.56 10.46 11.27 11.95 12.74 13.4 13.95 15.07 ^^? 107.8705 124.94248 135.899 155.7192 223.6015 ^^^ 0.233 0.239 0.232 0.221 0.2382 0.263648809 0.2687 0.2666 28 (Million subscribers) 11.27 million *Inclusive of "Pake-hodai full" subscriptions **"Pake-hodai" subscription rate= No. of "Pake-hodai" subscriptions/ Total FOMA subscriptions ^ No. of "Pake-hodai"* subscriptions Up 2.68 million 13.95 million Launched "Pake-hodai double" (two-tier flat-rate) in October 2008 "Pake-hodai" subscription rate** (As of Sept. 30, 2008) 30%

07/6 07/9 07/12 08/3 08/6 08/9 DCMX^^^ 5.98 8.2 11.11 13.68 15.47 16.84 38869 7 8 9/1/2006 10 11 12/1/2006 07/1 2 3/1/2007 4 5 6/1/2007 9/1/2007 12/1/2007 3/1/2008 6/1/2008 9/1/2008 09/3 (Forecast) DCMX^^^ 31 52 68.6 81.4 94.365 113.6272 138.7 158.6 179.4 209 235 255 285 3.75 4.66 5.64 6.44 7.35 9 Credit Location Information ^ DCMX membership ^ User base of GPS-enabled handsets (Million subscribers) As of Sept. 30, 2008: ^^^^380,000 units Mar. 31, 2009 (forecast): ^ ^400,000 units ^ iD payment terminals installed (Million subscribers) Credit / Location Information As of Sept. 30, 2008:^7.35 mil Mar. 31, 2009 (forecast): 9 mil

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 344.703 450.33 473.446 559.211 583.962 754.514 773.59 914.219 915 1086 ^ 32.6 37.6 47.8 58.2 64.7 66 74 83 88 91 International Business FY06 FY07 FY08 FY06/1H FY07/1H FY08/1H ^^^^^ 8 12.3 16.8 ?^ 7.8 9.5 11 12.3 +38% 9.5 7.8 8.0 21.8 15.8 26.8 +23% 16.0 10.8 ^^International services revenues increased 23% year-on-year ^ Int'l services revenues :Int'l roaming revenues :Int'l dialing revenues (Billions of yen) ^ No. of Int'l roaming users (Roaming service users: 1,000 subs) (% of own-handset roamers to total roaming users) :Int'l roaming users (aggregate) :% of own-handset roamers to total

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of usage): Average communication time per one month per one user ^ ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as basic monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. ^ Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ^^^ Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^^^ Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet transmission charges)} / No. of active cellular phone subscriptions (FOMA+mova) ^ i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^^^ i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ^ Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova) ^^^ i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (basic monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova) ^ Number of active subscriptions used in ARPU and MOU calculations are as follows: ^^^ Quarterly data: sum of "No. of active subscriptions in each month"* of the current quarter ^^^ Half-year data: sum of "No. of active subscriptions in each month"* of the current half ^^^ Full-year data: sum of "No. of active subscriptions in each month"* of the current fiscal year ^^^* "No. of active subscriptions in each month": (No. of subs at end of previous month + No. of subs at end of current month)/2 ^The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

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